Ex-99.d.1

DEPOSITARY AND INFORMATION AGENT AGREEMENT

     THIS DEPOSITARY AND INFORMATION AGENT AGREEMENT (this “Agreement”) between Delaware Investments National Municipal Income Fund, a Massachusetts business trust (the “Purchaser”), and Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company (“Mellon”), is dated as of August 23, 2011.

1. Appointment.

     (a) Purchaser is offering to purchase up to 18% of its issued and outstanding shares of Common Stock, $0.01 par value (the “Shares”), for cash, upon the terms and conditions set forth in its Offer to Purchase dated September 1, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (which shall include the Internal Revenue Service Form W-9) (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits A and B, respectively, and which together, as they may be amended from time to time, constitute the “Offer.” Purchaser hereby appoints Mellon to act as depositary in connection with the Offer and Mellon hereby accepts such appointment in accordance with and subject to the terms and conditions set forth in this Agreement.

     (b) The “Expiration Date” for the Offer shall be 11:59 p.m. New York City time, on September 30, 2011 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser from time to time, shall expire. All terms not defined herein shall have the same meaning as in the Offer.

2. Tender of Shares. Mellon, in its capacity as depositary, will receive tenders of Shares. Subject to the terms and conditions of this Agreement, Mellon is authorized to accept such tenders of Shares in accordance with the Offer, and to act in accordance with the following instructions:

     (a) Shares shall be considered validly tendered to Mellon only if tenders of Shares are made in accordance with the terms and conditions set forth in the Offer to Purchase, and:

          (i) Mellon receives prior to the Expiration Date (x) certificates for such Shares (or a Confirmation (as defined in paragraph (b) below) relating to such Shares), if applicable, and (y) a properly completed and duly executed Letter of Transmittal or an Agent's Message (as defined in paragraph (b) below) relating thereto; or

          (ii) Mellon receives (x) a Notice of Guaranteed Delivery (as defined in paragraph (b) below) relating to such Shares from an Eligible Institution (as defined in paragraph (b) below) prior to the Expiration Date and (y) certificates for such Shares (or a Confirmation relating to such Shares), if applicable, and either a properly completed and duly executed Letter of Transmittal or an Agent's Message relating thereto at or prior to 5:00 P.M., New York City time, on the third New York Stock Exchange, Inc. (the “NYSE”) trading day after the date of execution of such Notice of Guaranteed Delivery; and

          (iii) in the case of either clause (i) or (ii) above, if applicable, all questions as to the validity, form eligibility (including timeliness of receipt) and acceptance of any Shares tendered or delivered shall be determined by Mellon on behalf of the Purchaser in the first instance, but the Purchaser retains full discretion to make a final determination of the adequacy of the items received, as provided in Section 8 hereof.

     (b) For the purpose of this Agreement:

          (i) a “Confirmation” shall be a confirmation of book-entry transfer of Shares into a Mellon account at The Depository Trust Company (the “Book-Entry Transfer Facility”) to be established and maintained by Mellon in accordance with Section 3 hereof;

          (ii) a “Notice of Guaranteed Delivery” shall be a notice of guaranteed delivery substantially in the form attached as Exhibit C hereto or a telegram, telex, facsimile transmission or letter substantially in such form, or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of such Book-Entry Transfer Facility and Mellon substantially in such form; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that such Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to be bound by the form of such notice;

          (iii) an “Eligible Institution” shall be a member firm of a national securities exchange registered with the Securities and Exchange Commission or of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States; and

          (iv) an “Agent's Message” shall be a message transmitted through electronic means by a Book-Entry Transfer Facility, in accordance with the normal procedures of such Book-Entry Transfer Facility and Mellon, to and received by Mellon and forming part of a Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Purchaser may enforce such agreement against such participant. The term Agent's Message shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at Mellon's office.

     (c) Purchaser acknowledges that, in connection with the Offer, Mellon may enter into agreements or arrangements with the Book-Entry Transfer Facility that, among other things, provide that (i) delivery of an Agent's Message will satisfy the terms of the Offer with respect to the Letter of Transmittal, (ii) such agreements or arrangements are enforceable against the Purchaser by such Book-Entry Transfer Facility or participants therein and (iii) Mellon, as depositary, is authorized to enter into such agreements or arrangements on behalf of the Purchaser. Without limiting any other provision of this Agreement, Mellon is expressly authorized to enter into any such agreements or arrangements on behalf of the Purchaser and to make any necessary representations or warranties in connection thereunder, and any such agreement or arrangement shall be enforceable against the Purchaser.

3. Book-Entry Account. Mellon shall take all commercially reasonable steps to establish and, subject to such establishment, maintain an account at each Book-Entry Transfer Facility for book-entry transfers of Shares, as set forth in the Letter of Transmittal and the Offer to Purchase. Mellon will maintain the Book Entry account until all Shares tendered pursuant to the Offer shall have been subject to payment or returned.

4. Procedure for Discrepancies. Mellon shall follow its regular procedures to attempt to reconcile any discrepancies between the number of Shares that any Letter of Transmittal may indicate are owned by a surrendering stockholder and the number that the Record Stockholders List indicates such stockholder owned of record as of the Expiration Date. In any instance where Mellon cannot reconcile such discrepancies by following such procedures, Mellon will consult with the Purchaser for instructions as to the number of Shares, if any, Mellon is authorized to accept as validly tendered. In the absence of such instructions, Mellon is authorized not to accept any such Shares and will return to the surrendering stockholder (at Mellon’s option by either first class mail under a blanket surety bond or insurance protecting Mellon and the Purchaser from losses or liabilities arising out of the non-receipt or non-delivery of Shares or by registered mail insured separately for the value of such Shares), to such stockholder's address as set forth in the Letter of Transmittal, any certificates for Shares surrendered in connection therewith, the related Letters of Transmittal and any other documents received with such Shares.

5. Lost Certificates. If any holder of Shares reports to Mellon that his or her failure to surrender a certificate representing any Shares registered in his or her name according to the Record Stockholders List is due to the theft, loss or destruction of such certificate, upon Mellon’s receipt from such stockholder of (a) an affidavit of such theft, loss or destruction, (b) a bond of indemnity, both in form and substance satisfactory to Mellon and in compliance with any other applicable requirements, and (c) payment of all applicable fees, such Shares will be deemed validly tendered. Mellon may charge holders an administrative fee for processing the tender of Shares represented by lost certificates, which shall be charged only once in instances where a single surety bond obtained covers multiple certificates. Mellon may receive compensation from the surety companies or surety agents for administrative services provided to them. Holders of Shares may obtain a bond of indemnity from a surety company of their choice, provided the surety company satisfies Mellon’s minimum requirements.

6. Treatment of Restrictive Legends. Any valid certificates representing Shares are eligible to be tendered pursuant to Section 2 hereof.

7. Date/Time Stamp. Each document received by Mellon relating to its duties hereunder shall be dated and time stamped when received.

8. Procedure for Deficient Items.

     (a) Mellon will examine any certificate representing Shares, Letter of Transmittal, Notice of Guaranteed Delivery or Agent's Message and any other document (including any checks or money orders payable to the Purchaser) required by the Letter of Transmittal received by Mellon to determine whether any tender may be defective. In the event Mellon concludes that (i) any Letter of Transmittal, Notice of Guaranteed Delivery, Agent's Message or other document has been improperly completed, executed or transmitted, (ii) any of the certificates for Shares is not in proper form for transfer (as required by the aforesaid instructions), (iii) service fee checks or money orders (“service fee checks”) are not properly executed or timely received, or (iv) if some other irregularity in connection with the tender of Shares exists, then Mellon is authorized, subject to subsection (b) below, to advise the tendering stockholder, or transmitting Book-Entry Transfer Facility, as the case may be, of the existence of the irregularity, but Mellon is not authorized to accept any tender not in accordance with the terms and subject to the conditions set forth in the Offer, or any other tender which Mellon deems to be defective, unless Mellon shall have received from the Purchaser the Letter of Transmittal relating to the defective tender (or if the tender was made by means of a Confirmation containing an Agent's Message, a written notice), duly dated and signed by an authorized officer of the Purchaser, indicating that any defect or irregularity in such tender has been cured or waived and that such tender has been accepted by the Purchaser.

     (b) Promptly upon concluding that any tender is defective, Mellon shall use reasonable efforts in accordance with Mellon’s regular procedures to notify the person tendering such Shares, or Book-Entry Transfer Facility transmitting the Agent's Message, as the case may be, of such determination and, when necessary, return the certificates and/or service fee checks involved to such person in the manner described in Section 12 hereof. The Purchaser shall have full discretion to determine whether any tender is complete and proper and shall have the absolute right to reject any or all tenders of any particular Shares determined by it not to be in proper form and to determine whether the acceptance of or payment for such tenders may, in the opinion of counsel for the Purchaser, be unlawful; it being specifically agreed that Mellon shall have neither discretion nor responsibility with respect to these determinations. To the extent permitted by applicable law, the Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. The interpretation by the Purchaser of the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the instructions thereto, a Notice of Guaranteed Delivery or an Agent's Message (including without limitation the determination of whether any tender is complete and proper) shall be final and binding.

     (c) If less than all of the Shares validly tendered pursuant to the Offer are to be accepted because the Offer is oversubscribed by the Expiration Date, Purchaser shall provide Mellon with instructions regarding the need for proration and Mellon, upon receipt of such instructions, shall confirm the proration factor with Purchaser, as soon as practicable. Mellon shall maintain accurate records as to all Shares tendered prior to or on the Expiration Date.

9. Report of Tender Activity. On each business day, or more frequently if reasonably requested as to major tally figures, Mellon shall forward a report by email to each of the parties named below as to the following information, based upon a preliminary review (and at all times subject to final determination by Purchaser), as of the close of business on the preceding business day or the most recent practicable time prior to such request, as the case may be: (i) the number of Shares duly tendered on such day; (ii) the number of Shares duly tendered represented by certificates physically held by Mellon on such day; (iii) the number of Shares represented by Notices of Guaranteed Delivery on such day; (iv) the number of Shares withdrawn on such day; and (v) the cumulative totals of Shares in categories (i) through (iv) above:

     (a) A.G. Ciavarelli, Esq., Delaware Investments – Legal Department, AG.Ciavarelli@delinvest.com, 215.255.1591.

     (b) Dennis Gallagher, Delaware Investments – T/A Systems Control, Dennis.Gallagher@delinvest.com, 215-255-2980.

     (c) Amy Mckay, Delaware Investments – T/A Systems Control, Amy.Mckay@delinvest.com, 215-255-1068.

     (d) Dan Geatens, Treasurer, Daniel.Geatens@delinvest.com, 215-255-1664.

     (e) Carleen Michalski, Product Management, Carleen.Michalski@delinvest.com, 215-255-1263.

     Mellon shall furnish to the Purchaser, upon request, master lists of Shares tendered for purchase, including an A-to-Z list of the tendering stockholders.

10. Instructions. Any instructions given to Mellon orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Purchaser as soon as practicable. Mellon shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section.

11. Notice of Withdrawal. Mellon will return to any person tendering Shares, in the manner described in Section 12 hereof, any certificates representing Shares (and, if a complete withdrawal, the service fee checks) tendered by such person but duly withdrawn pursuant to the Offer to Purchase. To be effective, a written notice of withdrawal must be received by Mellon, within the time period specified for withdrawal in the Offer to Purchase, at Mellon’s address or fax number set forth on the back page of the Offer to Purchase. Any notice of withdrawal must specify the name of the registered holder of the Shares to be withdrawn, the number of Shares to be withdrawn and, if such Shares are represented by a physical certificate, the number of such certificate. Mellon is authorized and directed to examine any notice of withdrawal to determine whether it believes any such notice may be defective. In the event Mellon concludes that any such notice is defective it shall, after consultation with and on the instructions of the Purchaser, use reasonable efforts in accordance with its regular procedures to notify the person delivering such notice of such determination. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination shall be final and binding. Any Shares withdrawn in accordance with the procedures set forth in this section shall no longer be considered to be properly tendered unless such Shares are re-tendered prior to the Expiration Date in accordance with Section 2 hereof.

12. Return of Shares. If, pursuant to the terms and conditions of the Offer, the Purchaser has notified Mellon that it does not accept certain of the Shares tendered or purported to be tendered or a stockholder withdraws any tendered Shares, Mellon shall promptly return the deposited certificates (and, if a complete withdrawal, the service fee checks) for such Shares, together with any other documents received, to the person who deposited the same. Certificates for such unpurchased Shares shall be forwarded by Mellon, at its option, by: (i) first class mail under a blanket surety bond protecting Mellon and the Purchaser from losses or liabilities arising out of the non-receipt or non-delivery of such Shares; or (ii) registered mail insured separately for the value of such Shares. If any such Shares were tendered or purported to be tendered by means of a Confirmation containing an Agent's Message, Mellon shall notify the Book-Entry Transfer Facility that transmitted said Confirmation of the Purchaser's decision not to accept the Shares.

13. Amendment/Extension of Offer. Any amendment to or extension of the Offer, as the Purchaser shall from time to time determine, shall be effective upon notice to Mellon from the Purchaser given prior to the time the Offer would otherwise have expired, and shall be promptly confirmed by the Purchaser in writing; provided that Mellon may rely on and shall be authorized and protected in acting or failing to act upon any such notice even if such notice is not confirmed in writing or such confirmation conflicts with such notice. If at any time the Offer shall be terminated as permitted by the terms thereof, the Purchaser shall promptly notify Mellon of such termination.

14. Distribution of Entitlements.

     (a) If under the terms and conditions set forth in the Offer to Purchase, the Purchaser becomes obligated to accept and pay for Shares validly tendered, then upon instruction by the Purchaser and as promptly as practicable, but in any event not later than 5:00 PM, Eastern Time, on the fifth NYSE trading day after the latest of (i) the Expiration Date and (ii) the deposit by the Purchaser with Mellon of sufficient federal or other immediately available funds to pay, subject to the terms and conditions of the Offer, all stockholders for whom checks representing payment for Shares are to be drawn, less any adjustments required by the terms of the Offer and all applicable tax withholdings, Mellon shall deliver or cause to be delivered to stockholders who have validly tendered their Shares (and such holders’ designated payees), consistent with this Agreement and the Letter of Transmittal, official bank checks of Mellon, as agent for the Purchaser, and payable through Mellon in the amount of the applicable purchase price specified in the Offer (less any applicable tax withholding) for the Shares theretofore properly tendered and purchased under the terms and conditions of the Offer. Mellon will not be obligated to calculate or pay interest to any holder or any other party claiming through a holder or otherwise.

     (b) At such time as the Purchaser shall notify Mellon, Mellon shall request the transfer agent for the Shares to cancel and retire all Shares purchased pursuant to the Offer.

     (c) Mellon hereby waives any and all rights of lien, attachment or set off whatsoever, if any, against the securities, money, assets or property that are deposited with or received by Mellon from Purchaser, whether such rights arise by reason of statutory or common law, by contract or otherwise. Notwithstanding the preceding sentence, Mellon may apply the amounts collected from the service fee checks against the fees owed to Mellon by the Purchaser for the services performed pursuant to this Agreement.

15. Information Agent. The Purchaser hereby appoints Mellon to act as information agent in connection with the Offer and Mellon hereby accepts such appointment in accordance with and subject to the terms and conditions of this Agreement. In Mellon’s capacity as information agent, Mellon shall:

(i)	Assist in the coordination of all printing activities and advertisement placement, if required, in connection with the Offer.

(ii)	Establish contacts with brokers, dealers, banks and other nominees on Purchaser’s behalf in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

(iii)	Determine the material requirements necessary to fulfill mailing requirements to all registered and “street” holders and other interested parties.

(iv)	Assist with document review in a timely manner, including, but not limited to, the following documents: Offer to Purchase, Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9), Notice of Guaranteed Delivery and Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (“Offering Materials”).

(v)	Facilitate the distribution of materials to the registered and beneficial owners of Purchaser’s common stock and to other interested parties.

(vi)	Provide a dedicated toll-free line for all shareholder inquiries from 9:00 a.m. to 6:00 p.m. ET each business day.

(vii)	Provide status reporting to management upon commencement of activity and continuing daily including total shares presented and tendered.

(viii)	Facilitate payment of all broker forwarding invoices, subject to collection from Purchaser of monies for this purpose.

(ix)	Build and maintain a current file of eligible participants, including registered holders and beneficial holders identified through Mellon’s research.

16. Tax Reporting.

     (a) In accordance with United States Treasury Regulations, Mellon shall prepare and mail to each tendering stockholder whose Shares were accepted, other than stockholders who demonstrate their status as nonresident aliens (“Foreign Stockholders”), a Form 1099-B reporting the purchase of Shares as of the date such Shares are accepted for payment. Mellon shall also prepare and file copies of such Forms 1099-B with the Internal Revenue Service in accordance with United States Treasury Regulations.

     (b) Mellon shall deduct and withhold the appropriate backup withholding tax from the purchase price payable with respect to Shares tendered by any stockholder, other than a Foreign Stockholder, who has not properly provided Mellon with a taxpayer identification number, in accordance with Treasury Regulations. Mellon shall forward such withholding taxes to the Internal Revenue Service with the appropriate required documentation customarily required to discharge the Purchaser’s applicable withholding obligation with respect to such transactions.

     (c) Should any issue arise regarding federal income tax reporting or withholding, Mellon shall take such reasonable action as the Purchaser may reasonably request in writing. Such action may be subject to additional fees.

17. Authorizations and Protections. As depositary hereunder Mellon:

     (a) shall have no duties or obligations other than those specifically set forth herein (including any exhibits hereto), or as may subsequently be agreed to in writing by Mellon and the Purchaser;

     (b) shall have no obligation to make payment for any tendered Shares unless the Purchaser shall have provided the necessary federal or other immediately available funds to pay in full amounts due and payable with respect thereto;

     (c) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of any certificates or the Shares represented thereby deposited with Mellon or tendered through an Agent's Message hereunder and will not be required to and will make no representations as to or be responsible for the validity, sufficiency, value, or genuineness of the Offer;

     (d) shall not be obligated to take any legal action hereunder; if, however, Mellon determines to take any legal action hereunder, and, where the taking of such action might in Mellon’s reasonable judgment subject or expose it to any expense or liability, Mellon shall not be required to act unless it shall have been furnished with an indemnity reasonably satisfactory to it;

     (e) may rely on and shall be authorized and protected in acting or, after delivery to Mellon, failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission, Agent's Message or other document or security delivered to Mellon and reasonably believed by Mellon to be genuine and to have been signed by the proper party or parties;

     (f) may rely on and shall be authorized and protected in acting or, after delivery to Mellon in (i) and (ii) below, failing to act upon (i) the written, telephonic, electronic or oral instructions provided to Mellon by any authorized representative of the Purchaser with respect to any matter relating to Mellon acting as depositary pursuant to this Agreement; (ii) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, Stock Exchanges Medallion Program, New York Stock Exchange Medallion Signature Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (iii) any law, act, regulation or any interpretation of the same in effect at the time of such reliance even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed, as long as Mellon took such action prior to such law, act, regulation or interpretation being altered, changed, amended or repealed;

     (g) may consult counsel satisfactory to it (including internal counsel), and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by Mellon hereunder in good faith and in reliance upon the advice of such counsel;

     (h) shall not be called upon at any time to advise any person tendering or considering tendering pursuant to the Offer as to the wisdom of making such tender or as to the market value of any security tendered thereunder or as to any other financial or legal aspect of the Offer or any transactions related thereto;

     (i) may perform any of its duties hereunder either directly or by or through agents or attorneys;

     (j) shall not be liable or responsible for any recital or statement contained in the Offer or any other documents relating thereto;

     (k) shall not be liable or responsible for any failure of the Purchaser to comply with any of its obligations relating to the Offer, including without limitation obligations under applicable securities laws;

     (l) is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person; and

     (m) shall not be liable or responsible for any delay, failure, malfunction, interruption or error in the transmission or receipt of communications or messages through electronic means to or from a Book-Entry Transfer Facility, or for the actions of any other person in connection with any such message or communication.

18. Indemnification. The Purchaser agrees to indemnify Mellon for, and hold it harmless from and against, any loss, liability, claim (whether with or without basis in fact or law), demand, cost or expense (collectively, “Loss”) arising out of or in connection with its duties under this Agreement or this appointment, including the costs and expenses of defending itself against any Loss or enforcing this Agreement, except to the extent that such Loss shall have been determined by a court of competent jurisdiction to be a result of Mellon’s gross negligence or intentional misconduct.

19. Limitation of Liability.

     (a) In the absence of gross negligence or intentional misconduct on its or its agent’s or attorney’s part, Mellon shall not be liable for any action taken, suffered, or omitted by it or its agents or attorneys or for any error of judgment made by it or its agents or attorneys in the performance of its or its agent’s or attorney’s duties under this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall Mellon be liable for special, indirect, incidental, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Mellon has been advised of the possibility of such damages and regardless of the form of action. Any liability of Mellon will be limited to the amount of fees paid by Purchaser hereunder.

     (b) In the event any question or dispute arises with respect to the proper interpretation of this Agreement or Mellon’s duties hereunder or the rights of the Purchaser or of any stockholders, Mellon shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and Mellon may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all stockholders and parties interested in the matter, which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Mellon and executed by the Purchaser and each such stockholder and party. In addition, Mellon may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the stockholders and all other parties that may have an interest in the settlement.

20. Representations, Warranties and Covenants. Purchaser represents, warrants and covenants that (a) it is duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) the making and consummation of the Offer and the execution, delivery and performance of all transactions contemplated thereby (including, without limitation, this Agreement) have been duly authorized by all necessary trust action and do not and will not conflict with, violate, result in a breach of or constitute a default under the declaration of trust or bylaws of the Purchaser, any law or regulation, any order or decree of any court or public authority having jurisdiction or any indenture, agreement or instrument to which it is a party or is bound, (c) this Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid, binding and enforceable obligation of the Purchaser, (d) the Offer will comply in all material respects with all applicable requirements of law and (e) to the best of its knowledge, there is no material litigation pending or threatened as of the date hereof in connection with the Offer.

21. Notices. All notices, demands and other communications given pursuant to the terms and provisions hereof shall be in writing, shall be deemed effective on the date of receipt, and may be sent by facsimile, overnight delivery services, or by certified or registered mail, return receipt requested to:

If to Purchaser:	with an additional copy to:

Delaware Investments Global Dividend	David P. O’Connor, Esquire
and Income Fund, Inc.	General Counsel
One Commerce Square	Delaware Management Company
Philadelphia, PA 19103	One Commerce Square
Attn: A.G. Ciavarelli, Esq.	Philadelphia, PA 19103
Tel: 215.255.1591	Tel: 215.255.1360
Fax: 215.255.1640	Fax: 215.255.1640
AG.Ciavarelli@delinvest.com	dpoconnor@delinvest.com

If to Mellon:	with an additional copy to:

Mellon Investor Services LLC	Mellon Investor Services LLC
480 Washington Blvd, 27th Floor	480 Washington Blvd, 29th Floor
Jersey City, NJ 07310	Jersey City, NJ 07310
Attn: Keelan Deshields	Attn: Legal Department
Event Manager, Corporate Actions	Tel: 201-680-2198
Tel: 201-680-3796	Fax: 201-680-4610
Fax: 201-680-4665

22. Confidentiality.

     (a) In connection with Mellon’s appointment hereunder, each party shall obtain confidential information related to the other party or its stockholders that is not available to the general public (“Confidential Information”). Each party agrees that the Confidential Information shall be held and treated by it, its directors, officers, employees, affiliates, agents and subcontractors (collectively, “Representatives”) in confidence and, except as hereinafter provided, shall not be disclosed in any manner whatsoever except as otherwise required by law, regulation, subpoena or governmental authority. Confidential Information shall be used by each party and its Representatives only for the purposes for which provided and shall be disclosed by such party only to those Representatives who have a need to know in order to accomplish the business purpose in connection with which the Confidential Information has been provided. Confidential Information does not include information that (i) is now or subsequently becomes generally available to the public through no fault or breach on the part of the receiving party; (ii) the receiving party had rightfully in its possession prior to disclosure to it by the disclosing party; (iii) is independently developed by the receiving party without the use of or reference to any Confidential Information; or (iv) the receiving party rightfully obtains on a non-confidential basis from a source other than the disclosing party who has the right to transfer or disclose it.

     (b) In connection with the provision of services under this Agreement, Purchaser may direct Mellon to release information, including non-public personal information (“NPPI”), as defined in Title V of the Gramm Leach Bliley Act and the regulations issued thereunder (including but not limited to Regulation P of the Board of Governors of the Federal Reserve) to their agents or other third party service providers, including, without limitation, broker/dealers, custodians and depositories. In addition, Purchaser consents to the release of information, including NPPI, (i) to any of Mellon’s Representatives in connection with the services provided hereunder and (ii) as required by law, regulation, subpoena or governmental authority. Mellon shall not be liable for the release of information in accordance with the foregoing provisions.

23. Fees.

     (a) Whether or not any Shares are tendered or the Offer is consummated, for Mellon’s services as depositary hereunder Purchaser shall pay to Mellon compensation in accordance with the fee schedule attached as Exhibit F hereto, together with reimbursement for reasonable out-of-pocket expenses, including reasonable fees and disbursements of Mellon’s counsel that are reasonably documented. Purchaser shall reimburse Mellon for any bank fees resulting from a bounced check.

     (b) The Purchaser shall be charged for certain expenses advanced or incurred by Mellon in connection with Mellon’s performance of its duties hereunder. Such charges include, but are not limited to, stationery and supplies, such as checks, envelopes and paper stock, as well as any disbursements for telephone and document creation and delivery. While Mellon endeavors to maintain such charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of Mellon’s billing systems.

     (c) All amounts owed to Mellon hereunder are due upon receipt of the invoice. Delinquent payments are subject to a late payment charge of one and one half percent per month commencing forty-five days from the invoice date. The Purchaser agrees to reimburse Mellon for any attorney’s fees and any other costs associated with collecting delinquent payments.

     (d) Except as expressly set forth herein, no provision of this Agreement shall require Mellon to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights.

24. Termination. Either party may terminate this Agreement upon 30 days prior written notice to the other party. Unless so terminated, this Agreement shall continue in effect until all Shares have been tendered and paid for in accordance with the Offer. In the event of such termination, the Purchaser will appoint a successor depositary and inform Mellon of the name and address of any successor depositary so appointed, provided that no failure by the Purchaser to appoint such a successor depositary shall affect the termination of this Agreement or the discharge of Mellon as depositary hereunder. Upon any such termination, Mellon shall be relieved and discharged of any further responsibilities with respect to its duties hereunder. Upon payment of all outstanding fees and expenses hereunder, Mellon shall promptly forward to the Purchaser or its designee any certificate for Shares, Letter of Transmittal or other document that Mellon may receive after its appointment has so terminated.

25. Force Majeure. Neither party shall be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences.

26. Disaster Recovery. During the term of this Agreement, Mellon shall maintain commercially reasonable disaster recovery facilities and procedures.

27. Submission to Jurisdiction; Foreign Law.

     (a) The parties irrevocably (i) submit to the non-exclusive jurisdiction of any New York State court sitting in New York City or the United States District Court for the Southern District of New York in any action or proceeding arising out of or relating to this Agreement, (ii) waive, to the fullest extent they may effectively do so, any defense based on inconvenient forum, improper venue or lack of jurisdiction to the maintenance of any such action or proceeding, and (iii) waive all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement or the transactions contemplated hereby.

     (b) Mellon shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof. Mellon may consult with foreign counsel, at the Purchaser’s expense (provided that Mellon shall consult with the Purchaser prior to incurring any such expense), to resolve any foreign law issues that may arise as a result of the Purchaser or any other party being subject to the laws or regulations of any foreign jurisdiction.

28. Miscellaneous.

     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflict of laws rules or principles.

     (b) No provision of this Agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

     (c) In the event that any claim of inconsistency between this Agreement and the terms of the Offer arise, as they may from time to time be amended, the terms of the Offer shall control, except with respect to Mellon’s duties, liabilities and rights, including without limitation compensation and indemnification, which shall be controlled by the terms of this Agreement.

     (d) If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed binding and enforceable to the full extent permitted by applicable law.

     (e) This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties hereto.

     (f) This Agreement may not be assigned, or otherwise transferred, in whole or in part, by either party without the prior written consent of the other party, which the other party will not unreasonably withhold, condition or delay; provided that consent is not required for an assignment to an affiliate of Mellon. Any attempted assignment in violation of the foregoing will be void.

     (g) Sections 17, 18, 19, 22, 23, 27 and 28 hereof shall survive termination of this Agreement.

     (h) Nothing in this Agreement shall be construed to give any person or entity other than Mellon and the Purchaser any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of Mellon and the Purchaser.

     (i) The headings contained in this Agreement are for the purposes of convenience only and are not intended to define or limit the contents of this Agreement.

     (j) This Agreement may be executed manually in any number of counterparts, each of which such counterparts, when so executed and delivered, shall be deemed an original, and all such counterparts when taken together shall constitute one and the same original instrument.

     (k) This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior written or oral communications, understandings, and agreements with respect to the subject matter of this Agreement. The parties acknowledge that the Exhibits hereto are an integral part of this Agreement.

     (l) The Purchaser acknowledges that Mellon is subject to the customer identification program (“Customer Identification Program”) requirements under the USA PATRIOT Act and its implementing regulations, and that Mellon must obtain, verify and record information that allows Mellon to identify the Purchaser. Accordingly, prior to accepting an appointment hereunder, Mellon may request information from the Purchaser that will help Mellon to identify the Purchaser, including without limitation its physical addresses, tax identification number, organizational documents, certificates of good standing, licenses to do business, or any other information that Mellon deems necessary. The Purchaser agrees that Mellon cannot accept an appointment hereunder unless and until Mellon verifies the identity of the Purchaser in accordance with the Customer Identification Program requirements.

     (m) The Bank of New York Mellon Corporation (“BNYM”) had adopted an incentive compensation program designed (i) to facilitate clients gaining access to and being provided with explanations about the full range of products and services offered by BNYM and its subsidiaries and (ii) to expand and develop client relationships. This program may lead to the payment of referral fees and/or bonuses to employees of BNYM or its subsidiaries who may have been involved in a referral that resulted in the execution of obtaining of products or services by Client covered by this Agreement or which may be ancillary to supplemental to such products or services. Any such referral fees or bonuses are funded solely out of fees and commissions paid by Client under this Agreement or with respect to such ancillary or supplemental products or services.

     (n) Set forth in Exhibit E hereto is a list of (i) the names, titles and specimen signatures of the persons authorized to provide value-bearing instructions to Mellon on behalf of Purchaser under this Agreement and (ii) the names, titles and phone numbers of the persons authorized to verify to Mellon by phone such value-bearing instructions on behalf of Purchaser under this Agreement. Purchaser acknowledges and agrees that any person who provides value-bearing instructions pursuant to clause (i) above cannot also verify such instructions pursuant to clause (ii) above. The Secretary or Assistant Secretary of Purchaser shall, from time to time, certify to Mellon the names, titles, signatures and phone numbers of any other persons authorized to act for Purchaser with respect to value-bearing instructions under this Agreement.

[The remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the day and year above written.

DELAWARE INVESTMENTS NATIONAL
MUNICIPAL INCOME FUND

By:
Name:	Daniel V. Geatens
Title:	Vice President

MELLON INVESTOR SERVICES LLC

By:
Name:	Keelan Deshields
Title:	Event Manager, Corporate Actions

Exhibit A	Offer to Purchase
Exhibit B	Letter of Transmittal
Exhibit C	Notice of Guaranteed Delivery
Exhibit D	List of Affiliates
Exhibit E	List of Authorized Representatives
Exhibit F	Schedule of Fees

EXHIBIT A

OFFER TO PURCHASE

EXHIBIT B

LETTER OF TRANSMITTAL

EXHIBIT C

NOTICE OF GUARANTEED DELIVERY

EXHIBIT D

LIST OF AFFILIATES

Shareholder	Certificate Numbers of Shares

EXHIBIT E

LIST OF AUTHORIZED REPRESENTATIVES

List of Persons Authorized to Originate Instructions

Name	Title	Specimen Signatures

List of Persons Authorized to Receive Call Back verification

Name	Title	Phone Numbers

EXHIBIT F

BNY MELLON SHAREOWNER SERVICES LLC
Schedule of Fees

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